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Exhibit 21.1

SUBSIDIARIES OF LIQUIDITY SERVICES, INC.

Company	Jurisdiction of Organization
Surplus Acquisition Venture, LLC	Delaware
Government Liquidation.com, LLC*	Delaware
Liquidity Services Limited	UK
DOD Surplus, LLC	Delaware

*
Government Liquidation.com, LLC is a subsidiary of Surplus Acquisition Venture, LLC.

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SUBSIDIARIES OF LIQUIDITY SERVICES, INC.